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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS IntegraTRAK Signs Strategic Alliance with Tadiran dated January 6, 2004.


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                                                                          ITEM 1

Press Release                      Source: MTS-MER Telemanagement Solutions Ltd.

MTS IntegraTRAK Signs Strategic Alliance with Tadiran

Tuesday January 6, 8:02 am ET

R'ANANA, Israel, Jan. 6 /PRNewswire-FirstCall/ -- MTS-MER Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a leader in the enterprise communications management market, today announced a strategic alliance with Tadiran Telecom, a telecommunications leader for over 40 years, to provide integrated communications systems. Under the terms of the agreement, Tadiran will offer MTS IntegraTRAK's premiere call accounting and billing solutions through Tadiran's Government Systems Division. The agreement allows Tadiran to offer MTS' premier telemanagement suite of products to its customers, while enabling MTS to expand its market share in Tadiran's various markets, including government. MTS and Tadiran have more than 55 joint system installations scheduled within the next 12 months.

"We are very pleased with this arrangement because with the addition of this product our customers are given the final piece of the puzzle," said Ron Bregman, CEO of Tadiran Telecom. "It's no longer enough to offer partial solutions to today's knowledgeable consumers. We must provide comprehensive solutions, such as the ones that will be available as a result of the MTS IntegraTRAK and Tadiran Telecom venture."

"We are excited to have formed a strategic relationship with one of the fastest growing companies in the government sector," said Eytan Bar, MTS President and CEO. "MTS' global strength and proven solutions will be a key factor in the success of this joint venture and we look forward to substantial achievements from this strategic alliance."

About Tadiran

An established leader in telecommunications for more than 40 years, Tadiran Telecom is leading the convergence of today's technology with tomorrow's innovations, transforming the way people and businesses communicate, connect and collaborate. Tadiran's IP-enabled communications solutions support voice, data and video as well as advanced networking applications.

For more information, visit www.tadirantele.com

About MTS Ltd.

MTS is a leader in the enterprise communications management market. MTS's Web-based management solutions for converged voice, VoIP, data and video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solutions (Telephone Accounting & Billing System) in 22 languages and more than 60 countries.

MTS's FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, not to mention tools to reduce costs, provide better service and enhance employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA etc.

MTS IntegraTRAK, Inc., the Company's North American subsidiary, has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                (Registrant)



                                            By: /s/Yossi Brikman
                                                ----------------
                                                Yossi Brikman
                                                Chief Financial Officer



Date: January 6, 2004